Contact

www.linkedin.com/in/mralbertlee (LinkedIn)
www.myfitnesspal.com (Company)

Top Skills

Product Management
Start-ups
Business Strategy

Albert Lee

Entrepreneur/Advisor/Investor
Burlingame, California, United States

Experience

Project Invent
Board Member
December 2020 - Present (2 years)

Under Armour
SVP Digital Product - UA Connected Fitness
March 2015 - January 2018 (2 years 11 months)
San Francisco Bay Area

MyFitnessPal
Co-Founder and Head of Products
March 2009 - January 2018 (8 years 11 months)

MyFitnessPal is a free, comprehensive nutrition and fitness system that makes it easy for you to attain your fitness goals and live healthier. Take advantage of MyFitnessPal's precise, personalized & powerful tools, like our vast meal database of over 3 million foods, and incredibly simple food & exercise trackers. Connect with your friends and become part of our active, global community of more than 40 million people, each on their own journey to health.

Various Startups
Product Leader
July 2006 - January 2009 (2 years 7 months)

Yahoo! Inc.
Senior Product Manager
July 2005 - July 2006 (1 year 1 month)

eBay, Inc.
Product Manager, Internet Marketing & User Acquisition
June 2004 - July 2005 (1 year 2 months)

PayPal, Inc.
Product Manager

May 2003 - August 2003 (4 months)

Yahoo, Inc.
3 years 3 months

Product Manager, Commerce
February 2000 - July 2002 (2 years 6 months)

Business Development Associate
May 1999 - February 2000 (10 months)

GE Capital Services
4 years

Associate, High Yield Investment Research
February 1998 - May 1999 (1 year 4 months)

Analyst, Financial Management Program
June 1995 - February 1998 (2 years 9 months)

Education

University of California at Berkeley, Haas School of Business
Masters, Business Administration · (August 2002 - May 2004)

University of California at Berkeley
BA, Economics · (August 1991 - May 1995)